Bitcoin Shop, Inc.

1901 N Moore St, Suite 700

Arlington, VA 22209

July 16, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ivan Griswold

Re:	Bitcoin Shop, Inc.
Registration Statement on Form S-1
Filed: June 26, 2015
File No.: 333-205277

Ladies and Gentlemen:

We hereby submit this response to a verbal comment by the staff of the Securities and Exchange Commission (the “Staff”) relating to the Registration Statement on Form S-1 filed on June 26, 2015 (the “Form S-1”) by Bitcoin Shop, Inc. (the “Company”).

As noted by the Staff, the Company inadvertently omitted from the cover page of the Form S-l, the following language:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

Despite the omission of such language from the cover page of the Form S-1, the Company hereby confirms to the Staff that the Company intends to amend the Form S-1 and delay its effectiveness until it shall become effective on such date as the Staff may determine.

If you have any questions or comments with respect to the foregoing, please do not hesitate to call Company’s counsel, Harvey Kesner or Jay Yamamoto, at (212) 930-9700.

Vapor Corp.

/s/ Charles W. Allen
Charles W. Allen
Chief Executive Officer